                              AMENDMENT NO. 1 TO
                                  FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934



                             DCH TECHNOLOGY, INC.
                (Name of small business issuer in its charter)


           Colorado                                       84-1349374
   (State or other jurisdiction                         (I.R.S. Employer
  of incorporation or organization)                    Identification No.)


                            27811 Avenue Hopkins #6
                          Valencia, California 91355
         (Address of principal executive offices, including Zip Code)


Issuer's telephone number, including area code:  (661) 775-8120


Securities to be registered pursuant to Section 12(b) of the Act: Not applicable


Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.01 par value
                               (Title of class)

                                    PART I

ITEM 1.  BUSINESS.

     DCH Technology, Inc., a Colorado corporation ("DCH"), seeks out patented technologies, secures those patented technologies through licensing agreements with the patent holders and converts the technologies into viable products which DCH then produces and sells. DCH focuses on technologies related to the use of hydrogen, primarily hydrogen gas sensors and fuel cells.

History
-------

     DCH was formed in November 1994 as a partnership between David P. Haberman, DCH's Vice President of Technology and Planning and Chairman of DCH's Board of Directors, and David A. Walker, DCH's President and a member of the Board of Directors. DCH's initial strategy was to assist a small engineering company in Marina Del Rey, California in the manufacturing and sale of aircraft thermocouples based on the engineering company's design and development work.

     DCH initially established offices in Sherman Oaks, California in December 1994. DCH was incorporated in California in January 1995.

     By mid-1995, DCH had abandoned the thermocouple business when the local engineering company's design was found to have irrecoverable flaws. Management of DCH then re-directed its efforts toward the commercialization of a hydrogen gas detector developed and patented by Sandia National Laboratories ("Sandia") in Albuquerque, New Mexico. From this time until mid 1997, DCH funded itself primarily through research contracts and the resale of aerospace equipment.

     After investigating the hydrogen energy industry and related technologies, management of DCH decided to pursue the licensing of the Sandia patent. In April 1996, DCH entered into a license with Sandia and began to concentrate on the production and qualification of the hydrogen sensors. DCH commenced initial pre-production and qualification of the hydrogen sensors in February 1997, and continued redesign of the sensors to improve performance and reduce costs.

     In May 1997, in an attempt to raise capital and provide a trading market and liquidity for the stockholders of DCH, all of the outstanding capital stock of DCH was acquired by Connection Sports, Inc., a publicly traded Colorado corporation ("CSI") in exchange for the issuance of 6,000,000 shares of CSI common stock. At the time of the acquisition, CSI was a shell corporation with no assets, and there was no pre-existing relationship or affiliation between or among DCH, CSI and their respective officers and directors. CSI's name was changed after the acquisition to DCH Technology, Inc. This stock exchange transaction is treated as an acquisition by DCH of the net tangible book value of the assets of CSI, at the date of the acquisition. In this Registration Statement, the term "DCH" refers to DCH Technology, Inc., a Colorado corporation, and DCH Sensors Corp., its wholly owned California subsidiary. DCH is currently traded on the Over-the-Counter Bulletin Board under the symbol "DCHT".

     DCH expanded its offices and moved to Valencia, California in June 1998. This relocation allowed DCH to set up offices, manufacturing and engineering areas, including a design and engineering laboratory, a test and calibration laboratory and a manufacturing/assembly area. DCH's offices are located at 27811 Avenue Hopkins #6, Valencia, California 91355; its telephone number is
(661) 775-8120. It also has a Web site, located at http:\\www.dcht.com.

General / Products
------------------

     DCH seeks out patented technologies, secures those patented technologies through licensing agreements with the patent holders, and converts the technologies into viable products which DCH then produces and sells. DCH focuses on technologies related to the use of hydrogen. To date, DCH has licensed four technologies: three technologies involving hydrogen gas sensors and one concerning hydrogen fuel cells. They are:

     -- The Robust Hydrogen Sensor, licensed from Sandia National Laboratory.
        DCH currently manufacturers products based on this technology. The Robust Hydrogen Sensor is discussed below under "Hydrogen Gas Sensors-- The Robust Hydrogen Sensor".

     -- The Thick Film Hydrogen Sensor, licensed from Oak Ridge National
        Laboratory. This technology is still under development. The Thick Film Hydrogen Sensor is discussed below under "Hydrogen Gas Sensors--Thick Film Hydrogen Sensor".

     -- The Universal Gas Detector, licensed from Simon Fraser University. This technology is still under development. The Universal Gas Detector is discussed below under "Hydrogen Gas Sensors--Universal Gas Detector".

     -- The PEM Fuel Cell, licensed from Los Alamos National Laboratory. This technology is still under development. The PEM Fuel Cell is discussed below under "Fuel Cells--PEM Fuel Cell".

     In addition to these technologies, DCH may license an additional technology, the Fiber Optic Sensor, from the National Renewable Energy Laboratory. The Fiber Optic Sensor is discussed below under "Hydrogen Gas Sensors--Fiber Optic Hydrogen Sensor".

     Hydrogen Gas Sensors
     --------------------

     DCH's sensors are used for detection of hydrogen, the most plentiful element on the earth. Hydrogen is one of two major elements of water, which covers over 60% of the planet. It appears in different forms in plants, animals, fossil fuels and a wide range of chemical compounds. Hydrogen is a combustible, odorless and colorless gas that is widely used in industrial, commercial and medical applications. When hydrogen burns, it generates only energy and water, and thus is a clean non-polluting fuel. Based on industry analyses and investments by several automobile manufacturers in hydrogen-based fuel cells, DCH believes that in the future, hydrogen may replace fossil fuels in both electrical power generation and as the fuel of choice for the automotive industry.

     Hydrogen is also the key component in the manufacture of chemicals, especially ammonia and methanol. It is used in large quantities in refineries for manufacturing gasoline and heating oil, as well as to make fertilizers, glass, refined metals, vitamins, cosmetics, semiconductor circuits, soaps, lubricants, cleaners, margarine, peanut butter and rocket fuel. DCH's sensors act to monitor and measure the amount of hydrogen used in processes within these and other industries.

     In addition to its uses, however, hydrogen carries certain dangers. Hydrogen is explosive when it reaches an approximate four percent concentration in air or oxygen (this is known as the "Lower Explosive Limit" of hydrogen). In order to avoid these explosions, it is necessary to monitor and measure the concentration of hydrogen in areas of concern and to either sound warnings as this danger point is approached or to activate control equipment which results in the avoidance of hazardous situations. DCH's sensors act to alert, warn, measure and/or control the flow and use of hydrogen.

     Based on industry sources, DCH estimates that the total annual worldwide sales of gas detectors amounted to approximately $1.09 billion in 1997. Approximately one-half of these sales involved gas detectors for carbon monoxide, hydrogen sulfide, ammonia, oxygen and hydrogen, with hydrogen detectors comprising approximately 9.8% of total sales.

     DCH's technologies have opened additional markets for hydrogen gas sensors. For example, DCH's sensors have been sold to Westinghouse for installation in the Leningrad Nuclear Power Plant as safety monitors, as they were the only economically priced hydrogen gas sensors that could withstand the harsh environment of a nuclear power plant.

     DCH has licensed certain sensor technologies from several sources, and is currently developing products based on these technologies: the Robust Hydrogen Sensor, the Thick Film Hydrogen Sensor and the Universal Gas Detector. DCH is also developing a Fiber Optic Hydrogen Sensor.

     The Robust Hydrogen Sensor.  The Robust Hydrogen Sensor technology was
     --------------------------
invented and patented (patent number 5,279,795) by the U.S. Department of Energy at Sandia in Albuquerque, New Mexico. The technology, an Applications Specific Integrated Circuit, or microchip, was developed by Sandia for the U.S. Department of Defense for a classified nuclear weapons application. After Sandia had patented the technology, it was made available to the commercial market for licensing. This process permits the U.S. government to receive royalties and licensing fees for the technology without expending the resources required to commercialize products.

     DCH licensed the Robust Hydrogen Sensor from Sandia in April 1996. The Sandia license agreement, which expires on the earlier of January 1, 2015 or the expiration of Sandia's patent rights, required DCH to pay an up-front license fee, payable in three equal installments. All of these installments have been paid. In addition to the license fee, DCH will pay a royalty to Sandia for every sensor sold (whether sold alone or installed in a device or system), subject to certain minimum royalties. In 1998 and 1999, DCH paid royalties of $1,000 and $8,000, respectively, to Sandia under the Sandia license agreement. No royalties were earned in 1997.

     The Robust Hydrogen Sensor technology consists of an array of two sensing elements: field effect transistors and resistors, both made of palladium nickel. Hydrogen reacts with the palladium nickel, and the reactions produce changes in the electrical signal of both devices corresponding to the amount of hydrogen in the environment. The field effect transistors detect hydrogen in concentrations from approximately 0.0001% to one percent. The resistors allow sensing from about one percent to 100% concentration. The technology also includes a micro-thermometer (temperature diode) and micro-heaters for maintaining on-chip temperature control and other chip functions. In addition, the heaters are used to temporarily heat the chip to "boil" off hydrogen molecules, which may stick to the palladium nickel, thus freeing the sensor for repeated use.

     The Sandia license agreement defines two fields of use for the licensed technology. The first field of use, covering the petrochemical, energy, waste management, environmental and manufacturing industries, is exclusive to DCH through

April 24, 2001. After that date, the license in this field becomes non-exclusive for the remaining term of the license agreement. The second field of use covers all other commercial applications and is non-exclusive.

     DCH offers the Robust Hydrogen Sensor technology in three basic forms. The first, an integration kit, is used for installation into customized systems as leak detectors and measurement devices. The second form consists of a hand-held unit, affording portability in hydrogen detection and measurement. The third form is a sensor system, a fixed installation arrangement for leak detection and/or measurement in remote locations. DCH anticipates that this third product will have the ability to be remotely interrogated whenever desired, and may be coupled with a modem or radio tag which could power the sensor and send a reading back to a computer or other equipment at another location.

     To date, DCH has received over $700,000 in orders for its Robust Hydrogen Sensor products. The largest of these was received in March 1998, when Westinghouse Nuclear Products Division (Monroeville, Pennsylvania) placed an order for a retrofit of the reactor and turbine areas of the Leningrad Nuclear Power Plant in Russia. Westinghouse Nuclear Products Division was the only customer that accounted for 10% or more of DCH's gross revenues in fiscal 1998, accounting for 48% of revenues in that year.

     Thick Film Hydrogen Sensor.  The Thick Film Hydrogen Sensor technology was
     --------------------------
invented and patented (under U.S. patent numbers 5,367,283 and 5,451,920) by the U.S. Department of Energy at Oak Ridge National Laboratory in Oak Ridge, Tennessee ("ORNL"). The sensor, developed by Barbara Hoffheins and Robert Lauf of ORNL, relies on the fact that palladium absorbs and then discharges hydrogen.

     DCH commenced the development of the Thick Film Hydrogen Sensor technology from Lockheed Martin Energy Research ("LMER"), an ORNL contractor, in September 1996, pursuant to a Cooperative Research and Development Agreement ("CRADA") (the "ORNL CRADA"). Under the ORNL CRADA, DCH has provided a business plan and product definition for commercialization of the technology, while LMER continues development efforts for certain products based on the technology. The ORNL CRADA, which expires in September 2001, anticipates an aggregate expenditure, in cash and in-kind, of $1,170,000.

     Concurrently with entering into the CRADA, DCH and LMER entered into a license agreement. The LMER license grants DCH the sole commercial right and license to manufacture, use, sell or offer for sale the products based on the thick film hydrogen sensor technology in the following fields of use: (i) production, storage and transportation of hydrogen for use in the generation of power; (ii) use of hydrogen in fuel cells and high yield energy storage; and
(iii) safety applications in the chemical and petroleum industries.

     The license has an initial term of five years, with renegotiation for renewal every five years thereafter. It provides for an initial license fee (paid by DCH in September 1996) and royalties on sales of products incorporating the thick film hydrogen sensor technology. To date, no revenues have been generated from such sales; based on the progress of research and development efforts to date, management of DCH anticipates that production of products will commence in approximately 12 to 18 months.

     The sensor is fabricated with conventional thick film materials and methods (primarily because of significant cost advantages). The design consists of several electronic compositions that are separately screen-printed and fired onto an alumna substrate. The key sensor composition is primarily composed of palladium metal because of its documented affinity for hydrogen. Changes in hydrogen concentration in the palladium correspond to changes in the electrical resistance of the palladium and can be easily measured.

     Universal Gas Detector.  A patent application was filed for the Universal
     ----------------------
Gas Detector technology on March 27, 1998 (priority claimed by United States Provisional Application 60/041,653). DCH licensed the invention from Simon Fraser University in Burnaby, British Columbia, Canada on July 28, 1998. The technology is intended to selectively detect any reducing gas or oxidizing gas and/or their vapors, and involves a detecting system that can be designed to use any commercially available sensor head.

     The license grants DCH the exclusive right and license, for any use, to make, have made, use, maintain, execute, copy, market, lease and sell products based on the technology.

     The license term is from July 28, 1998 until the end of the term for which patent rights are granted. It provides for an initial license fee (paid by DCH in April 1998) and royalties on sales of products incorporating the universal gas detector technology. To date, no revenues have been generated from such sales; based on research and development efforts to date, management of DCH anticipates that production of products will commence in approximately 18 to 24 months.

     The technology consists of software and electronics, which can be set to selectively detect any reducing gas or oxidizing gas (and/or their vapors) to which it is exposed. This involves a detecting system that can be designed to use any commercially available sensor head.

     Fiber Optic Hydrogen Sensor  The Fiber Optic Hydrogen Sensor technology
     ---------------------------
was invented by the U.S. Department of Energy at the National Renewable Energy Laboratory ("NREL") in Golden, Colorado. DCH, through Amerisen, a joint-venture with Midwest Research Technology, Inc. ("MRT"), commenced development of the Fiber Optic Hydrogen Sensor technology in May 1996 pursuant to a CRADA with NREL. The NREL CRADA required NREL to have primary responsibility for design and development of a prototype sensor, while Amerisen would develop and manufacture a hydrogen detector test station and demonstrate the sensor to potential customers. Each party would contribute in-kind support, valued at an aggregate of $1,700,000. The NREL CRADA expires in September 2000. The parties are currently negotiating a license for the Fiber Optic Hydrogen Sensor technology. There can be no assurance that such a license can be negotiated on terms acceptable to DCH.

     Fuel Cells
     ----------

     The fuel cell was invented by William Robert Grove in 1839. A fuel cell is a device that uses a fuel (usually hydrogen) to create electricity. The method it uses to create the electricity is fairly simple: Hydrogen is introduced to one side of the fuel cell (known as the anode). The hydrogen atom is stripped of its electron as it progresses through the cell. The electron goes through a conductor to create an electrical current. At the other end, the hydrogen joins up with oxygen and forms water.

     When a fuel cell is used it creates clean power (electricity) with pure water as the only byproduct. The amount of power that can be created is significant. ONSI Corporation, one of DCH's competitors, has manufactured a fuel cell delivering 200kW of power. Ballard Power Systems, another competitor of DCH, makes fuel cells used in buses in the U.S. and Canada which generate 205 kW (275 HP). Fuel cells are being considered for use to power electric vehicles by many of the major automobile manufacturers.

     The fuel cell industry is generally considered to be in its infancy (even though the basic technology is almost 160 years old), because fuel cells historically have been large and extremely expensive to manufacture. However, with the interest and financing from government labs (like Los Alamos National
Lab) and private entities (like Daimler Benz), the fuel cell is quickly becoming economically viable and physically practical.

     PEM Fuel Cell.   Several fuel cell manufacturers have indicated that in
     -------------
addition to the transportation sector, fuel cells might be used in markets such as emergency power supplies, medical applications, and portable low-power sources. DCH is working with Los Alamos National Laboratory in Los Alamos, New Mexico ("LANL") to commercialize its Proton-Exchange-Membrane ("PEM") fuel cell -- a small, stackable device (each unit is a little smaller than a baseball cap) that will deliver low power (less than 50 to 500 watts) reliably and cleanly. The current configuration of the PEM fuel cell is not powerful enough to operate an automobile, but it can provide enough power for people in third world countries or in an emergency situation or other venue where no power is present to operate such items as small medical equipment, communication devices and camping equipment.

     The PEM fuel cell technology, relating to annular feed air breathing fuel cell stacks, was invented and patented (under U.S. patent numbers 5,514,486 and 5,595,834) by the U.S. DOE at LANL. The fuel cell is designed to provide clean, economic low power (from less than 50W to 5kW).

     DCH commenced development of the PEM fuel cell technology with LANL in March 1999, pursuant to a CRADA (the "LANL CRADA"). Under the LANL CRADA, DCH has provided a business plan and product definition for commercialization of the technology, while LANL continues development efforts for 50W and 300W fuel cells based on the technology. The LANL CRADA for the PEM fuel cell technology expires in October 2000 and contemplates aggregate development expenditures (in cash and in-kind) of $1,200,000.

      In connection with the LANL CRADA, DCH received two licenses for the PEM fuel cell technology. The first license grants DCH the exclusive license to make, have made, use, import, sell and offer to sell the products based on the patented technology (with sublicense rights) in the fields of use of power generation for marine, aerospace, military, portable and remote-area applications. This exclusive license commenced in March 1999 and continues until the expiration of the last patent on the technology.

     The exclusive license agreement provides for an up-front fee (paid by DCH in March 1999) and annual license fees due on January 31st of each year of the term of the exclusive license; these fees will be credited against royalties on net sales of the fuel cells and other payments (such as sublicense fees).

     The second license grants DCH the non-exclusive license to make, have made, use, import, sell and offer to sell the products based on the patented technology (with sublicense rights) in the all fields of use except power generation for marine, aerospace, military, portable and remote-area applications. The nonexclusive license commenced in March 1999 and continues until the expiration of the last patent on the technology.

     The nonexclusive license agreement provides for an up-front fee (paid by DCH in March 1999) and annual license fees due on January 31st of each year of the term of the nonexclusive license; these fees will be credited against royalties on net sales of the fuel cells and other payments (such as sublicense fees).


     To date, no revenues have been generated from sales of fuel cells pursuant to either the exclusive or nonexclusive licenses; management of DCH anticipates that based on the progress of DCH research and development efforts, production of products will commence in approximately 12 to 18 months.

Marketing and Sales
-------------------

     Hydrogen Sensors.  DCH has devised a marketing strategy for its hydrogen
     -----------------
sensors, and is currently in the process of implementing this strategy. DCH's strategy involves three components: establishing DCH in the "hydrogen community", comprised of trade groups such as the National Hydrogen Association, the California Hydrogen Business Council and the Congressional Hydrogen Technical Advisory Panel; establishing a coalition with the insurance industry to require use of hydrogen detection systems; and using commissioned independent sales representatives specializing in particular industries to sell the Company's products.

     The strategy differs in each of DCH's target markets: for example, in the government/aerospace industries, DCH has utilized contacts with NASA to test its
sensors on certain aircraft engines.   Its continuing strategy includes
additional testing on engines, and installation of the sensors at various NASA sites. In the energy industry, DCH intends to participate in the creation and refinement of the various codes and standards governing sensor systems as well as to persuade insurance companies to promote the use of hydrogen sensors as safety devices. To date, DCH has participated in the associations listed above and has contracted with companies including Westinghouse to provide hydrogen sensors. DCH's marketing strategy in the petrochemical industry involves the introduction of sensors on a test basis to oil refineries through DCH's pipe corrosion detection feature, a relatively new field of use. DCH also believes that refineries will recognize the value of its hydrogen sensors as a cost-saving safety device.

     As part of its overall business plan, DCH has entered into strategic partnerships with several organizations. DCH believes that strategic partnerships are a key to future growth, especially in the hydrogen gas detection and measurement business. DCH has identified 34 industries where hydrogen sensors are used. By creating alliances with value added resellers and distributors, DCH anticipates that it will be able to penetrate multiple markets and realize higher sales volumes.

    In addition, DCH has made alliances with multiple transformer gas analysis companies, which are testing DCH equipment for use in transformer cooling oil. These companies may become VARs of DCH equipment based upon qualification of DCH sensors in test procedures.

     DCH has also formed a strategic relationship with one of its customers, Hydrogen Burner Technology, Inc. ("HBT"). HBT has purchased hydrogen sensors from DCH, and also owns certain proprietary technology that DCH may seek to utilize for its fuel cell business. In October 1998, DCH advanced the sum of $100,000 to HBT in anticipation of future services. The advance was to be repaid on or before September 30, 1999. On September 30, 1999, HBT and DCH agreed upon the services to be performed; HBT also agreed to issue 13,000 shares of its common stock to DCH in repayment of the advance.

     On January 21, 1999, DCH announced the signing of a distribution agreement with Horiba, Ltd., an international gas analyzer company. The distribution agreement permits Horiba to distribute and sell products in Japan based on the Robust Hydrogen

Sensor technology, utilizing both the DCH Hand Held Unit design and integrating DCH electronics into a Horiba gas analyzer. The Horiba distribution agreement has a term of one year, but will be automatically renewed for a five-year term if Horiba sells 50 of such products during such year.

     DCH plans to use distributors to market its products overseas and currently has agreements with ten distributors worldwide for the Robust Hydrogen Sensor product line.


     DCH also has increased its visibility by providing presentations at national and international conferences advocating the use of hydrogen sensors. DCH has also participated in the formation of a coalition to provide insurance industry risk assessments.


     Fuel Cells. DCH has developed a marketing plan for its fuel cell---------- product line, targeting certain domestic and international markets. The plan has not been fully implemented, however, because the product is still in development. Based on independent marketing analysis, Management believes that the single largest barrier to market acceptance of its fuel cells will be the lack of market knowledge about the benefits of fuel cells. With this in mind, DCH has embarked on a market education program. DCH has manufactured several prototype demonstration units of its fuel cells and has successfully operated hardware at trade shows and conferences. In addition, DCH personnel have spoken at conferences about the fuel cell product. As DCH nears the commercial introduction of its fuel cells, these educational activities will continue to increase.

Research and Development
------------------------

     Management of DCH believes that continuing research and development of its licensed technology is critical to penetrating existing markets through superior product features, opening new markets and obtaining a competitive advantage.
Due to its limited resources, DCH currently conducts its research and development activities with strategic partners: sensor development in connection with federal research laboratories such as ORNL; applications development in conjunction with DCH's field representatives; and advanced systems designs for specialized industries with customers.

     To date, a significant portion of DCH's research and development has occurred through CRADAs with the U.S. Department of Energy: the ORNL CRADA, the LANL CRADA and the NREL CRADA. See "Business - General/Products".


     During the years ended December 31, 1997 and 1998, and the six months ended June 30, 1999, DCH expended $59,484, $1,810,185 and $319,498 respectively, on research and development. None of these expenses were funded by DCH's customers.

Manufacturing
-------------

     At the present time, DCH's Robust Hydrogen Sensor product line constitutes the only products of DCH in production. DCH subcontracts specialty processes relating to the Robust Hydrogen Sensor product line to several major manufacturers. Semiconductor wafer production for DCH's hydrogen sensor element occurs at Allied Signal's Microelectronics and Technology Center in
Columbia.

Maryland. Electronic circuit boards are fabricated by International Circuits and Components, Inc. in Anaheim, California. Housings and other hardware are fabricated by various small manufacturers. DCH conducts final assembly, calibration and finished product testing of the sensors. The production cycle for DCH's Robust Hydrogen Sensor currently averages approximately eight weeks. To date, DCH has not experienced any interruption in the manufacture of its products, and anticipates that sources for each of its subcontracting activities will be readily available. DCH is currently in the initial production phase and anticipates going into full production within a year.

Backlog
-------

     The commercial order backlog for DCH's products at September 30, 1999 was $536,699, compared with $283,048 at September 30, 1998. Since DCH generally ships its products within the same quarter that it receives a purchase order from the customer for such products, DCH believes that its backlog at any particular time is generally not indicative of the level of future sales.

Competition
-----------

     DCH competes in both the hydrogen sensor and fuel cell markets. The hydrogen sensor market is extremely competitive, with several manufacturers competing for acceptance. Most of DCH's competitors have far greater financial, marketing and manufacturing resources than DCH by virtue of their being long established in the field. The attributes upon which competition is based are primarily reliability, ease of use, product support, response speed, accuracy and price. Management of DCH believes that its hydrogen sensor products offer several advantages, including a faster reaction time of less than two seconds near the Lower Explosive Limit (current detectors may take as long as two minutes to return a reading) and extended sensor life. In addition, DCH's sensors are hydrogen-specific and therefore not prone to false readings, and operate in hostile environments such as radioactive areas. Finally, the sensors indicate a complete range of hydrogen presence, similar to that offered by mass spectrometers but at a much lower cost.

     Competition in the fuel cell industry is comprised primarily of companies that do research and testing but have no foreseeable path to commercialization. DCH believes its simple, passive technology will provide significant economic, utilization and performance advantages. Management believes DCH's fuel cell has significant advantages over existing low power fuel cells in development at other companies. These advantages include a smaller size and weight, no moving parts (it is a completely passive device), low cost and simplicity of design.

Government Regulation
---------------------

     DCH is permitted to export its hydrogen sensors without restriction, as the U.S. Department of Commerce, Bureau of Export Control has designated the sensor as an unrestricted export item.

     DCH's production of hydrogen fuel cells will be subject to various federal, state and local laws and regulations relating to, among other things, land use, safe working conditions, handling and disposal of hazardous and potentially hazardous substances and emissions of pollutants into the atmosphere. To date, DCH believes that it has obtained all necessary government permits and has been in substantial compliance with all of these applicable laws and regulations.

Employees
---------


     As of September 30, 1999, DCH employed 17 people on a full-time basis, consisting of 10 people in engineering/development/manufacturing, 4 in administration and 3 in sales/customer service. DCH's employees are not represented by a labor union, and it has experienced no work stoppages. DCH believes that its employee relations are good. The loss of key employees could cause delays in completing contracted work and research and development and commercialization activities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

General
-------


     DCH seeks out patented technologies, secures those patented technologies through licensing agreements with the patent holders and converts the technologies into viable products which DCH then produces and sells. DCH focuses on technologies related to the use of hydrogen, primarily hydrogen gas sensors and fuel cells. DCH currently obtains its funding from private placements of equity securities and product sales. DCH commenced initial production of its first product line, the Robust Hydrogen Sensor product line, in November 1998. As production activity increases, the production facilities are more fully utilized and DCH fully implements its marketing strategies, management expects revenues from sales of product to increase in proportion to funding from continued equity placements.

Results of Operations
---------------------

Six Months Ended June 30, 1999 Compared with Six Months Ended June 30, 1998
---------------------------------------------------------------------------

For the six months ended June 30, 1999, DCH had sales of $216,773 compared to sales of $24,000 for the six months ended June 30, 1998. The increased sales in 1999 were due primarily to DCH's introduction of its Robust Hydrogen Sensor product line in November 1998. In accordance with the growth in sales, the cost of products sold increased to $142,878 for the six months ended June 30, 1999 compared to $5,720 for the comparable period in 1998. Gross profit was $73,895 for the six months ended June 30, 1999 compared to $18,280 for the six months ended June 30, 1998, also reflecting the increased sales.

Selling, general and administrative expenses were $1,033,784 for the six months ended June 30, 1999, compared to $1,281,448 for the comparable period in 1998. Substantially all of the selling, general and administrative expenses in the first two quarters of 1999 were derived from the ramp up required to commercialize and introduce the Robust Hydrogen Sensor product line, while the 1998 expenses primarily reflected stock-based awards issued by DCH to employees and non-employees in consideration of services or goods provided.

Depreciation and amortization increased to $24,014 for the six months ended
June 30, 1999, compared to $7,518 for the six months ended June 30, 1998, due to purchases by DCH of equipment for its operations.

DCH expended $319,498 on research and development during the six months ended June 30, 1999 compared to expenditures of $610,294 for the comparable period in 1998. The decrease was due to the movement of the Robust Hydrogen Sensor product line from the research and development phase to initial production.

As a result of the foregoing factors, DCH's net loss decreased to $1,303,357 for the six months ended June 30, 1999, from $1,879,072 for the six months ended June 30, 1998. Due to an increase in the number of shares outstanding during the period, the net loss per share decreased to $.10 for the six months ended June 30, 1999 from $.22 for the comparable period in 1998.

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997
-----------------------------------------------------------------------

     For the year ended December 31, 1998, DCH reported sales of $207,580, compared to sales of $89,751 in the prior year. Sales in both years consisted primarily of research projects performed by DCH for the benefit of third parties. The increase in sales was due primarily to an increase in the number of projects undertaken by DCH, but also reflected the introduction of DCH's Robust Hydrogen Sensor product line in November 1998. Cost of sales for the year ended December 31, 1998 equaled $66,480; DCH did not incur costs of sales for the prior year, as sales in 1998 consisted solely of research projects with no hardware deliverables.

     Selling, general and administrative expenses were $2,880,897 for the year ended December 31, 1998, as compared to $208,026 for the year ended December 31, 1997. The substantial increase was composed of several factors reflecting DCH's ramp up of operations: stock-based awards issued by DCH during fiscal 1998 to employees and non-employees in consideration of services or goods provided prior to or during that year, an increase in the number of employees, DCH's move to larger facilities and the commencement of manufacturing operations.

     DCH incurred depreciation and amortization expenses of $31,857 in the year ended December 31, 1998 compared to $8,304 in the prior year, due to purchases by DCH of equipment for its operations.

     Research and development expenditures in the year ended December 31, 1998 were $1,810,185, compared to $ 59,484 in 1997. The increase in 1998 was primarily due to the ramp up in the development of several systems for the Robust Hydrogen Sensor product line and the research and development of DCH's thick film hydrogen sensor, universal gas detector and fuel cell products.


      Due to the factors set forth above, DCH incurred a net loss of $4,577,656 in 1998 compared with $185,157 in 1997. The net loss per share increased to $.48 for the year ended December 31, 1998 compared to $.04 for the year ended December 31, 1997.

Liquidity and Capital Resources
-------------------------------

     To date, DCH has funded its operations primarily through private placements of equity securities and secondarily through product sales and loans from officers and major shareholders. Such placements generated net proceeds of $900,356 during the six months ended June 30, 1999, $1,310,729 for the year ended December 31, 1998 and $81,500 during the year ended December 31, 1997. At June 30, 1999, DCH had a working capital deficit of $164,885, including
$38,531 cash, compared to a working capital deficit of $656,891, including $344,417 cash at June 30, 1998.

     DCH's cash increased by $662 during the year ended December 31, 1998. The increase was due primarily to financing activities, which provided $1,478,021 to DCH in 1998. Operating activities in 1998 utilized
$1,228,371 of cash, and investing activities utilized $248,988 during the same period. In October 1998, DCH advanced the sum of $100,000 to HBT, one of its customers, in anticipation of future services. The advance was to be repaid on or before September 30, 1999. On September 30, 1999, HBT and DCH agreed upon the services to be performed; HBT also agreed to issue 13,000 shares of its common stock to DCH in repayment of the advance.

     DCH remains dependent upon its ability to obtain outside financing through the issuance of additional securities until it achieves sustained profitability through increased sales. Management believes that DCH will require significant resources in 1999, principally to fund DCH's working capital needs to support the commercialization of DCH's hydrogen sensor and fuel cell products and continuing research and development efforts. At the present time, management estimates that DCH will require approximately $15,300,000 to fund its operations (including the commercialization of its products and ongoing research and development) through the year 2001. Of this amount, DCH anticipates that it will require approximately $2,300,000 to fund its operations for 1999. DCH expects to generate the necessary resources for its 1999 business plan through a combination of the contribution from sales of its products and additional private placements of equity securities. No assurances can be given, however, that DCH will be able to obtain such additional resources.

     DCH anticipates that its capital requirements of approximately $13,000,000 for the balance of the period ending December 31, 2001 will be met through cash generated from operations and from equity investments. There can be no assurance, however, that DCH will be able to generate capital sufficient to meet these long-term needs.

    If DCH is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with funding from another source, DCH may be able to extend the period for which available resources would prove adequate by deferring the satisfaction of various commitments or otherwise scaling back operations. If DCH were unable to generate the required resources, its ability to meet its obligations and to continue its operations would be adversely affected. DCH's financial statements have been prepared under the assumption of a going concern. Failure to generate required resources and to achieve sustained profitability would have an adverse effect on the financial position, results of operations, cash flows and prospects of DCH and ultimately on its ability to continue as a going concern.

Year 2000 Readiness Disclosure
------------------------------

     The Year 2000 ("Y2K") issue refers to the potential for failure of computer systems that use two digits rather than four digits to identify the applicable year. Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to DCH's operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, DCH cannot reasonable predict with certainty the nature of likelihood of such impacts.

     DCH is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under control. DCH is addressing the Year 2000 issue in four overlapping phases: (i) identification and assessment of all critical software systems and equipment requiring modification or replacement prior to 2000; (ii) assessment of critical business relationships requiring modification prior 2000; (iii) corrective action and testing of critical systems; (iv) development of contingency and business continuation plans to mitigate any disruption to DCH's operations arising from the Year 2000 issue.

     DCH is in the process of implementing a plan to obtain information from its external service providers, significant suppliers and customer, and financial institutions to confirm their plans and readiness to become Year 2000 compliant, in order to better understand and evaluate how their Year 2000 issues may affect DCH's operations. DCH currently is not in a position to assess this aspect of the Year 2000 issues; however, DCH plans to take the necessary steps to provide itself with reasonable assurance that its service providers, customers and financial institutions are Year 2000 compliant.

     In 1998, DCH contracted with a Y2K consultant who, in concert with Company personnel and one of DCH's aerospace customers, conducted a comprehensive evaluation of all its systems, including the internal network, local micro-computers, test equipment, financial systems and software imbedded in its products. Based on this testing, DCH was found to be Y2K compliant in all of its product and internal systems. DCH has also received assurances from the suppliers of the software it employs that such software is Y2K compliant, and intends to obtain assurances that any computer software and hardware purchased in 1999 is Y2K compliant. DCH does not believe that its insistence upon Y2K compliant hardware or software will materially increase the cost thereof.




     DCH sells its products for integration in other systems developed by its customers. While management believes those systems to either be Y2K compliant or committed to be Y2K compliant by January 1, 2000 (based on DCH's survey of those customers), DCH has no control over the ability and internal commitment of such customers to meet this goal. Therefore, the possibility remains that some DCH products may be integrated with other companies' non-Y2K compliant equipment.


     The costs associated with monitoring Y2K compliance by suppliers and customers and dealing with any non-compliance has not been material to date. The failure of DCH or any of its principal customers or suppliers to become Y2K compliant in a timely manner could have a material adverse effect on DCH's business, financial condition, results of operations and cash flow.


ITEM 3.  PROPERTIES.

     DCH's principal executive, administrative, and engineering operations are located in two leased facilities totaling 6,700 square feet in Valencia, California. The main office is occupied under a lease expiring on May 31, 2001. The production facility is in a separate building nearby (approximately 150 yards from the main office) occupied under a lease expiring on April 30, 2002. DCH leases approximately 3,300 square feet in Madison, Wisconsin where it conducts research and development on the fuel cell product and where it plans to expand into limited production. This lease expires on April 30, 2002. DCH also occupies a small sales office (approximately 150 square feet) in Washington, DC under a month-to-month lease. Management considers that the current facilities are adequate for the present level of operations and that additional office and factory space is available in the immediate vicinity.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT.

                            Principal Stockholders
                            ----------------------

     The following table sets forth certain information regarding the beneficial ownership of DCH's Common Stock as of September 30, 1999 (i) by each director of DCH; (ii) by each person known by DCH to own beneficially more than five percent of DCH's Common Stock; (iii) by the executive officers named in the Summary Compensation Table set forth in "Item 6-Executive Compensation"; and (iv) by all directors and executive officers of DCH as a group.

     Name and Address(1)          Number of Shares(2)       Percent
     -------------------          -------------------       -------
David A. Walker                   2,327,751 (3)             13.2% (3)

David P. Haberman                 2,218,000 (4)             12.6% (4)

Randall S. Firestone              1,163,170 (5)              6.6% (5)

Dr. William L. Firestone          1,898,854 (6)             10.8% (6)

Daniel Teran                         80,000 (7)                *

Robert S. Walker                          0                    *

Raymond Winkel                      180,040 (8)              1.0% (8)

All executive officers and
 Directors as a group (seven
 Persons)                         7,867,815 (9)             44.7% (9)

_____________________________
(*)  Less than one percent.

(1) The address of all persons listed above is c/o DCH Technology, Inc., 27811 Avenue Hopkins, #6, Valencia, California 91355.

(2) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting or investment power and also any shares which the individual has the right to acquire within 60 days after September 30, 1999. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person named in the table has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares of Common Stock listed as owned by such person.

(3) Includes 1,350,000 shares of Common Stock issuable pursuant to options exercisable on or within 60 days of September 30, 1999.

(4) Includes 1,400,000 shares of Common Stock issuable pursuant to options exercisable on or within 60 days of September 30, 1999.

(5) Includes 50,000 shares of Common Stock issuable pursuant to options exercisable on or within 60 days of September 30, 1999.

(6) Includes 675,000 shares of Common Stock issuable pursuant to options exercisable on or within 60 days of September 30, 1999.

(7) Includes 50,000 shares of Common Stock issuable pursuant to options exercisable on or within 60 days of September 30, 1999.

(8) Includes 100,000 shares of Common Stock issuable pursuant to options exercisable on or within 60 days of September 30, 1999.

(9) Includes 3,625,000 shares of Common Stock issuable pursuant to options exercisable on or within 60 days of September 30, 1999.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS.

                                  Management
                                  ----------

     The following table sets forth certain information, as of September 30, 1999, concerning DCH's executive officers and directors.

Name and Age                    Office(s) Held
------------                    --------------

David P. Haberman, 38           Chairman of the Board of Directors and
                                Vice President, Technology &
                                Planning

David A. Walker, 41             President, Vice President of Business
                                Operations and Director

Randall S. Firestone, 44        Director

Dr. William L. Firestone, 78    Director

Daniel Teran, CPA, 46           Director

Robert S. Walker, 56            Director

Raymond N. Winkel, 70           Director


David P. Haberman is the Chairman of DCH's Board of Directors and has served in that capacity and as Vice President, Technology and Planning since co-founding DCH with David A. Walker in November 1994. Mr. Haberman served as an engineering consultant at CBOL Corporation between 1993 and 1994 and served in various technical capacities at the Astronautics Corporation of America from 1983 to 1993. He is an experienced applications engineer and has a background in the design and development of hardware. In addition, Mr. Haberman was elected to the Board of Directors of the National Hydrogen Association in April 1999 and previously served on that Board between 1996 and 1998. Since October 1998, Mr. Haberman has also served as a member of the Hydrogen Technical Advisory Panel, which reports to Congress on hydrogen-related issues. Mr. Haberman also serves as an American delegate to the International Standards Organization (ISO) on hydrogen safety.

David A. Walker was appointed President of DCH upon the retirement of Dr. William L. Firestone in April 1999. Prior to that, he served as Vice President, Operations of DCH since co-founding DCH with David P. Haberman in November 1994. In addition, he served on the Board of Directors from the inception of DCH through May 1997, and has served on the current Board since January 1999. Mr. Walker also worked as an independent management consultant for the Management Resource Group and the George S. May International Company between January 1990 and November 1994. Between 1981 and 1990, he served in various management capacities for Rockwell International. He is a member of the American Society for Quality, the American Management Association, a Certified Quality Auditor and Certified Management Consultant. Mr. Walker holds a B.S. degree in Business Administration from California Baptist College and a M.S. degree in Human Resource Management from Chapman University. Mr. Walker is no relation to Board Member Robert S. Walker.

Randall S. Firestone has served as a member of DCH's Board of Directors since December 1997. Mr. Firestone is a licensed California attorney and has operated his own practice in Hermosa Beach, California, specializing in civil litigation, since 1984. Mr. Firestone has done extensive lecturing and volunteer work and served on the Speaker's Bureau of the Anti-Defamation League from 1979 through 1986. Mr. Firestone is the son of Dr. William L. Firestone, a member of DCH's Board of Directors.

Dr. William L. Firestone has served as a member of DCH's Board of Directors since May 1997. He served as President of DCH Technology between May 1997 and April 1999. Dr. Firestone had been in retirement before joining DCH. He served as General Manager at Rogerson Kratos Co. from 1991 to 1993. From 1988 to 1991 he was an independent management consultant. Between 1983 and 1988, he served as President of Jerrold Electronics and Teloc, Inc. Prior to this, he served as a Vice President and General Manager of Texscan Corporation, RCA, Hallicrafters Corp. and Whittaker Corp. between 1965 and 1983. Between 1955 and 1965, he served in various capacities at Motorola. Dr. Firestone holds a B.S. in Electrical Engineering from the University of Colorado, an M.S. in Electrical Engineering from the Illinois Institute of Technology, and a Ph.D. in Electrical Engineering from Northwestern University. Dr. Firestone is the father of Randall Firestone, a member of DCH's Board of Directors.

Daniel Teran has served as a member of DCH's Board of Directors since
December 1997. Mr. Teran is a Certified Public Accountant licensed in the state of California and has had his own practice in the city of Los Alamitos in Orange County since July 1989. He offers services in accounting, systems setup and design and taxation. He also provides tax planning and tax return preparation for individuals and businesses, and represents clients in audits with the Internal Revenue Service and the California Franchise Tax Board. Prior to July 1989, he worked as Chief Financial Officer for the Stephen Hopkins Development Company (a shopping center developer) and as Controller for NRC Construction Company. He also served as an auditor for Seidman and Seidman (a large national public accounting firm). He is an active member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants, and has served on various committees within these professional organizations. He received a Bachelor of Science degree in Accounting from California State University at Long Beach.

Robert S. Walker has served as a member of DCH's Board of Directors
since January 1999.   Mr. Walker has served as President of the Wexler Group, a
Washington D.C.-based lobbying firm, since his retirement from Congress in 1997 where he had served as a representative from Pennsylvania since 1977. During his tenure in the House, he authored the Hydrogen Future Act of 1996 and served as Chairman of the House Science Committee. Also, he served as Vice Chairman of the Budget Committee, Chairman of the Republican Leadership, Chief Deputy Minority Whip, and a member of Speaker Newt Gingrich's six person Advisory Group. For many years, he was an active and influential member of the Republican majority in Congress. Mr. Walker also serves on the Board of Trustees of the Aerospace Corporation, the United States Space Science Foundation, and the Susquehana Center for Public Policy. He is also a member of the Advisory Board for the Imax Corporation. He is a fellow at Millersville University and Franklin and Marshall College, and serves as a regular academic lecturer. In addition, he continues to be a frequent guest on CNBC's "Hardball," PBS's "The Lehrer Newshour," and other C-SPAN, CNN, FOX and MSNBC programs. Mr. Walker began his career as a high school teacher and congressional aide. He received a B.S. degree in Education from Millersville University, a M.A. degree in Political Science from the University of

Delaware and an Honorary Doctor of Laws from Franklin and Marshall College. Mr. Walker is no relation to DCH President and Board member David A. Walker.

Raymond N. Winkel, a retired US Navy Rear Admiral, has served as a member of DCH's Board of Directors since December 1996. He served as Vice President of Programs for Astronautics Corporation of America in Milwaukee, Wisconsin from 1984 until his retirement in 1995. Prior to this, he was Vice President of the Telephonics Corporation between 1980 to 1983. However, the majority of his career was spent in the United States Navy, working his was up as one of the few enlisted men to ever reach flag Rank. Admiral Winkel joined the Navy in 1947, flew the four engine P4Y2 Privateer Anti-Submarine Warfare Aircraft during the Korean War and later served in several important capacities until joining the Naval Air Systems Command in Washington in 1971. Admiral Winkel has been awarded the Air Medal, the Naval Aviator's Gold Wings, the Legion of Merit, the Presidential Meritorious Service Medal, the Secretary of the Navy Commendation Medal, the Good Conduct Medal, the National Defense Service Medal (with the Bronze Star), the China Service Medal, the Korean Presidential Unit Citation Ribbon and a number of other medals and citations. Adm. Winkel earned a BS degree at Naval Post Graduate School in Monterey, California, a MS degree from Villanova University, and graduated from the Advanced Management Program at Harvard University.

All officers of DCH serve at the discretion of the Board of Directors. Directors serve until the next annual meeting of DCH's shareholders, or until their successors have been duly elected and qualified.

Committees of the Board of Directors
------------------------------------

     The Board of Directors of DCH currently has a Compensation Committee, an Audit Committee, a Legal Committee, a Public Policy Committee and a Technical Committee. The functions of each of these committees are described and the members of each are listed below.

     The Compensation Committee is chaired by David A. Walker. Dr. William L. Firestone, Daniel Teran and Robert S. Walker serve as the other Committee members. The Compensation Committee renders advice with respect to compensation matters and administers DCH's equity and incentive compensation plans.

     The Audit Committee is comprised of Daniel Teran (who serves as Chairman), Randall S. Firestone and Robert S. Walker. The Audit Committee is responsible for supervising DCH's auditors and reviewing the financial condition of DCH.

     Randall S. Firestone serves as the sole member of the Legal Committee. The Legal Committee is responsible for monitoring changes in the law which may be applicable to DCH, and for supervising the activities of DCH's outside legal counsel.

     The Public Policy Committee is chaired by Robert S. Walker; David P. Haberman and Raymond N. Winkel serve as the other members of the Committee. The Public Policy Committee is responsible for monitoring and reporting on activity occurring in government relating to hydrogen and other matters that could affect DCH, its products and/or its marketing strategies.

     The Technical Committee is chaired by Raymond N. Winkel; it also consists of David P. Haberman and Dr. William L. Firestone. Dr. John Barclay (President of CryoFuel Systems, Inc.) is an outside adviser to this Committee. The Technical Committee examines new and existing technologies and renders advice to DCH regarding potential products based on those technologies.

Director Compensation
---------------------

     Members of the Board of Directors did not receive cash compensation in 1998 for their services to DCH in such capacity. However, in 1998 each Director received 30,000 shares of DCH's restricted Common Stock for their service as Board members. In addition, each Board member was granted in 1998 options to purchase 50,000 shares of DCH's Common Stock, at an exercise price of $0.25 per share, expiring in 2008. The options vested immediately upon the date of grant.

     Effective in 1999, compensation for members of the Board of Directors (regardless of whether such members are employees of DCH) will be as follows:

For serving on the Board of Directors, $10,000 per year;
For each Board meeting, $2,000;
For chairing a committee, $2,000;
For serving on a committee, $2,000; and
For each working committee meeting, $2,000

     At the option of DCH, the above compensation, payable at the end of the year, may be paid in cash or in shares of DCH's Common Stock.

     In addition, each non-employee director receives reimbursement for the expenses that he incurs in travelling to meetings of the Board of Directors or any of its committees.


ITEM 6.  EXECUTIVE COMPENSATION.

Summary Compensation Table
--------------------------

     The following table provides compensation information for the periods indicated with respect to the person who served as DCH's Chief Executive Officer (the "Named Executive Officer") for the three fiscal years ended December 31, 1998. No other executive officer of DCH received total salary and bonus in excess of $100,000 during the year ended December 31, 1998.


                                         Annual Compensation      Securities
Name and                     Fiscal    -----------------------    Underlying
Principal Position            Year      Salary         Bonus      Options(#)
------------------          --------   --------       --------   -----------
Dr. William Firestone,         1998       $0              $0       393,525
President                      1997(1)    $0              $0       281,475

-----------------------

(1)  Dr. Firestone became the President of DCH in May 1997.


Employment Agreements
---------------------

     DCH currently has employment agreements with each of David P.
Haberman and David A. Walker, its Vice President, Technology and Planning, and President, respectively. Each employment agreement commenced on January 1, 1995 and terminates on December 31, 2000, and provides for an annual salary currently set at $100,000. Neither of the employment agreements provides for additional payments upon a change in control. Messrs. Haberman and Walker have declined any cash compensation due under their respective employment agreements since the inception of the contracts.

Fiscal Year Option Grants
-------------------------

     Option grants for the year ended December 31, 1998 for the Named Executive Officer are shown in the table below:


                                          Percent of
                           Number of         Total
                           Securities       Options
                           Underlying     Granted to     Exercise
                        Options Granted  Employees in     Price      Expiration
Name                          (#)         Fiscal Year     ($/sh)        Date
----------------------  ---------------  -------------   ---------  ------------
William L. Firestone         675,000 (1)         18.6%       $0.25    12/31/2008

________________________
(1) Includes options to purchase 281,475 shares of Common Stock granted in fiscal 1998 for service in fiscal 1997.

Fiscal Year Option Exercises and Fiscal Year-End Option Values
--------------------------------------------------------------

     Shown below is information regarding exercises of options by the Named Executive Officer during the year ended December 31, 1998 and unexercised stock options held by the Named Executive Officer at December 31, 1998.


                                                      Number of
                                                      Unexercised
                                                      Options at             Value of Unexercised
                                                      Fiscal                 In-the-money
                        Shares                        Year-End               Options at Fiscal Year End($)
                        Acquired on   Value           (Exercisable/          (Exercisable/Unexercisable)(1)
Name                    Exercise (#)  Realized ($)    Unexercisable)(1)          5%               10%
--------------------   ------------- --------------   ------------------     ----------       ------------
William L. Firestone               0          $0.00             675,000/      $924,750/        $1,471,500/
                                                                675,000       $924,750         $1,471,500

(1) The assumed 5% and 10% compound rates of annual stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent DCH's estimate or projection of future Common Stock prices.
Assuming a ten year term of the option, the total calculated compounded amount of stock appreciation is 63% (assuming 5% per year) and 159% (assuming 10% per year).

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     DCH has received loans from officers and directors amounting to $128,725 as of June 30, 1999. These loans bear interest at the prime rate (currently 7.75% per annum) and are payable on demand after January 1, 2001.

     In the year ended December 31, 1998, certain officers and directors of DCH were granted options to purchase shares of DCH's Common Stock as consideration for past services performed, including services performed during prior fiscal years. All of these options have an exercise price of $0.25 per share, expire on December 31, 2008 and were fully vested on the date of grant. The following table sets forth such option grants:


                           Number of Shares       For Service
Name                      Underlying Options   During Fiscal Year
-----------------------   ------------------   ------------------

Randall S. Firestone                  50,000                 1998

William L. Firestone                 393,525                 1998
                                     281,475                 1997

David P. Haberman                    364,000                 1998
                                     364,000                 1997
                                     364,000                 1996
                                     308,000                 1995

Daniel Teran                          50,000                 1998

David A. Walker                      363,000                 1998
                                     342,200                 1997
                                     326,600                 1996
                                     318,200                 1995

Raymond N. Winkel                    100,000                 1998

     On October 30, 1998, David P. Haberman, DCH's Chairman of the Board of Directors and Vice President, Technology and Planning, exercised options to purchase 80,000 shares of DCH's Common Stock at an exercise price of $0.25 per share. No other officers or directors of DCH exercised options in fiscal 1998.


ITEM 8.  DESCRIPTION OF SECURITIES.

     DCH is authorized to issue 50,000,000 shares of Common Stock, 13,977,503 shares of which were outstanding at June 30, 1999, and 5,000,000 shares of Preferred Stock, none of which were outstanding at June 30, 1999. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock
------------

     The holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to dividends when, if and as may be declared by the Board of Directors out of funds legally available therefor. Under the Colorado Corporations Code, DCH may declare and pay dividends only out of its surplus, or if there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding year. In the event of the liquidation, dissolution or winding up of DCH, holders of shares of Common Stock are entitled to share ratably in the assets, if any, available for distribution after payment of all creditors and the liquidation preferences on any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights to subscribe for any additional securities of any class which DCH may issue, nor any conversion, redemption or sinking fund rights. The rights and privileges of holders of Common Stock are subject to the preferences of any shares of Preferred Stock that DCH may issue in the future.

Preferred Stock
---------------

     DCH may issue shares of Preferred Stock in one or more classes or series within a class as may be determined by DCH's Board of Directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any such class or series without any further vote or action by the shareholders. Any Preferred Stock so issued by the Board of Directors may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of DCH, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. Moreover, under certain circumstances, the issuance of Preferred Stock or the existence of the unissued Preferred Stock may tend to discourage or render more difficult a merger or other change in control of DCH.

Transfer Agent and Registrar
----------------------------

     The Transfer Agent and Registrar for DCH's Common Stock is Holladay Stock Transfer, Inc., in Scottsdale, Arizona.

                                    PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Since May 16, 1997, DCH's Common Stock has been traded on the OTC Bulletin Board under the symbol "DCHT". The following table sets forth, for the periods indicated, the high and low bid prices for the Common Stock as reported by the OTC Bulletin Board. The following quotations should not be construed to imply that an established trading market exists for the Common Stock; trading to date has been sporadic.

                 High   Low
                 ----   ----

1999
----
3rd Quarter      0.88   0.47
2nd Quarter      1.38   0.72
1st Quarter      2.06   0.78

1998
----
4th Quarter      1.59   0.56
3rd Quarter      4.75   1.50
2nd Quarter      8.12   0.44
1st Quarter      0.62   0.19

1997
----
4th Quarter      1.25   0.03
3rd Quarter      3.00   0.62
2nd Quarter      3.00   0.25

     The market price for DCH's Common Stock has historically been volatile. Significant volatility in the market price of shares of DCH's Common Stock may arise in the future due to factors such as DCH's developing business, historic losses and relatively low price per share. In addition, future announcements concerning DCH or its competitors may have a significant impact on the market price of the Common Stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, developments concerning proprietary rights, or litigation. As long as there is only a limited public market for the Common Stock, the sale of a significant number of shares of Common Stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered, and the offering of a significant number of shares of Common Stock at one time could cause a severe decline in the price of the Common Stock.

ITEM 2.  LEGAL PROCEEDINGS.

     To the best knowledge of DCH's management, there is no legal proceeding pending to which DCH is a party or to which DCH's property is subject.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     DCH has conducted private placements of equity securities in the past three years pursuant to exemptions from registration provided by the Securities Act of 1933.

     On October 1, 1997, DCH closed a private placement of 163,000 shares of its Common Stock. An aggregate of $81,500 was raised in this placement. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the Shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with the transfer agent.

     On December 31, 1997, DCH issued an aggregate of 492,320 shares of Common Stock to 10 investors for services previously rendered to DCH. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701 thereof. At the time of the issuance, DCH was not subject to the reporting requirements of the Securities Exchange Act of 1934, and the value of the securities issued did not exceed $1,000,000 (at the date of issuance, the shares had an aggregate value of $244,859). The shares were issued for bona fide services previously provided to DCH, and were not in connection with a capital-raising transaction.

     On January 7, 1998, DCH closed a private placement of 65,000 shares of its Common Stock, raising an aggregate of $32,000. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to section 4(2) thereof as a transaction by an issuer not involving a public offerings. All of the purchasers represented to DCH that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the Shares and placed "stop transfer" instructions with its transfer agent.

     On April 11, 1998, DCH closed a private placement of 236,401 shares of its common stock, raising an aggregate of $107,977. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

     On April 30, 1998, DCH consummated an offering of 1,293,586 shares of its common stock pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). An aggregate of $707,627 was raised in this placement; all purchasers represented to DCH that they were "accredited investors" as defined in the Securities Act.

     On May 18, 1998, DCH closed a private placement of 217,029 shares of its Common Stock, raising aggregate proceeds of $325,126. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

     On July 31, 1998, DCH issued an aggregate of 60,000 shares of Common Stock to two limited liability companies, in consideration of an equity interest in each of the limited liability companies. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its agent.

     On September 9, 1998, DCH closed a private placement of 19,210 shares of its common stock, raising aggregate proceeds of $25,000. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

     On October 6, 1998, DCH closed a private placement of 147,220 shares of Common stock, raising aggregate proceeds of $93,000. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

     On December 31, 1998, DCH closed a private placement of 1,539,658 shares of Common Stock for services previously rendered to DCH. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

     On December 31, 1998, DCH issued an aggregate of 1,335,224 shares of Common Stock to 26 investors for services previously rendered to DCH. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701 thereof. At the time of issuance, DCH was not subject to the registration requirements of the Securities Exchange Act of 1934, and the value of the securities issued did not exceed $1,000,000 (at the date of issuance, the shares had an aggregate value of $619,627). The shares were issued to investors for bona fide services previously provided to DCH, and were not in connection with a capital-raising transaction.

     On February 2, 1999, DCH issued an aggregate of 100,000 shares of Common Stock to 1 investor for services previously rendered to DCH. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701 thereof. At the time of the issuance, DCH was not subject to the registration requirements of the Securities Exchange Act of 1934, and the value of the securities issued did not exceed $1,000,000 (at the date of issuance, the shares had an aggregate value of $75,000). The shares were issued to an investor for bona fide services previously provided to DCH, and were not in connection with a capital-raising transaction.

     On March 31, 1999, DCH closed a private placement of 184,667 shares of Common Stock, raising aggregate proceeds of $114,667. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to DCH that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

     On May 6, 1999, DCH issued an aggregate of 102,000 shares of Common Stock to 2 investors for services previously rendered to DCH. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701 thereof. At the time of the issuance, DCH was not subject to the registration requirements of the Securities Exchange Act of 1934, and the value of the securities issued did not exceed $1,000,000 (at the date of issuance, the shares had an aggregate value of $61,549). The shares were issued to investors for bona fide services previously provided to DCH, and were not in connection with a capital-raising transaction.

     On May 11, 1999, DCH closed a private placement of 635,195 shares of Common Stock, raising an aggregate of $410,137. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof as a transaction by an issuer not involving a public offerings. All of the purchasers represented to DCH that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. DCH placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

     On June 23, 1999, DCH consummated an offering of 637,582 shares of its common stock pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). An aggregate of $475,552 was raised in this placement; all purchasers represented to DCH that they were "accredited investors" as defined in the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article V of DCH's Bylaws require DCH to indemnify, to the fullest extent allowed by the Colorado Business Corporation Act (the "CBCA"), any person who serves or who has served at any time as a director or an officer of DCH, and any director or officer who, at the request of DCH, serves or at any time has served as a director, officer, partner, trustee, employee, or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprise or employee benefit plan, against any and all liabilities and reasonable expenses incurred in connection with any claim, action, suit, or proceeding to which such director or officer is made a party, or which may be asserted against him, because he is or was a director or an officer. This Article also provides that directors of DCH shall not be liable to DCH or any of its shareholders for monetary damages caused by a breach of fiduciary duty as a director.

     Sections 7-109-102 and 103 of the CBCA authorize the indemnification of directors and officers against liability incurred by reason of being a director or officer and against expenses (including attorney's fees) judgments, fines and amounts paid in settlement and reasonably incurred in connection with any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of actions by or in the right of the corporation, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and if such officer or director shall not have been adjudged liable to the corporation, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director had no reasonable cause to believe his conduct was unlawful.

     The above discussion of DCH's Bylaws and the CBCA is only a summary and is qualified in its entirety by the full text of each of the foregoing.

     Directors and officers of DCH and its subsidiaries are covered by an insurance policy that insures them against certain losses, liabilities and expenses. The annual aggregate liability limit under the policy is $2,000,000. The policy contains numerous exclusions, including exclusions for personal profit, libel and slander and certain environmental liabilities.

                                    PART III


ITEM 1.      INDEX TO EXHIBITS.

Exhibit No.  Description
-----------  -----------

2.1          Articles of Incorporation of Connection Sports
             International, Inc., as amended. (*)

2.2          Bylaws of DCH Technology, Inc. (*)

3.1          Agreement and Plan of Reorganization, dated
             May 28, 1997, by and among Connection Sports
             International, Inc., DCH Technology, Inc., a California corporation, and its shareholders. (*)

3.2          Specimen certificate for the Registrant's
             Common Stock. (*)

6.1 License Agreement, dated April 24, 1996, by and between Registrant and Sandia Corporation. (*)(1)

6.2          Limited Exclusive Field of Use Patent License
             Agreement, dated March 15, 1999, by and between Registrant and The Regents of the University of California. (*)(1)

6.3          Nonexclusive Field of Use Patent License
             Agreement, dated March 15, 1999, by and between Registrant and The Regents of the University of California. (*)(1)

6.4 LANL Modular CRADA Stevenson-Wydler Cooperative Research and Development Agreement No. LA98C10384, dated October 30, 1998, by and between Registrant and The Regents of the University of California. (1)

6.5 Stevenson-Wydler Cooperative Research and Development Agreement No. ORNL 96-0454, dated September 26, 1996, as amended, by and between Registrant and Lockheed
             Martin Energy Research Corporation. (*)(1)

6.5(a)       Amendment B to Cooperative Research and Development
             Agreement No. ORNL 96-0454. (1)

6.6          Sole Commercial Patent License Agreement, dated
             September 26, 1996, by and between Registrant and Lockheed Martin Energy Research Corporation. (1)

6.7          Exclusive License Agreement, effective as of
             May 15, 1998, by and between Registrant and Simon
             Fraser University. (1)

6.8 Stevenson-Wydler Cooperative Research and Development Agreement, dated May 6, 1996, as amended, by and between Amerisen and Midwest Research Institute. (1)

6.8(a) Modification Number 3 to Cooperative Research and Development Agreement No. CRD-96-046.

6.9 Agency Agreement, dated January 18, 1999, by and between Registrant and Horiba, Ltd. (*)

6.10 Employment Agreement, dated December 31, 1994, by and between Registrant and David A. Walker. (*)

6.11 Employment Agreement, dated December 31, 1994, by and between Registrant and David P. Haberman. (*)

6.12         Limited Liability Company Operating Agreement, dated
             July 31, 1998, of Renewable Energies Group LLC. (*)

6.13         Operating Agreement of Infrasol LLC, dated July 31,
             1998. (*)

6.14         Standard Industrial/Commercial Multi-Tenant Lease-
             Gross, dated April 28, 1998, by and between Registrant and Bradmore Realty Investment Company, Ltd. (*)

6.15         Standard Industrial/Commercial Multi-Tenant Lease-
             Gross, dated April 2, 1999, by and between Registrant and Valencia Gardens. (*)

6.16 Lease Agreement, dated as of April 22, 1999, by and between Registrant and Welton Family Limited Partnership. (*)

23.1         Consent of Lucas, Horsfall, Murphy & Pindroh, LLP

27.1*        Financial Data Schedule

(*)  Previously filed.

(1) Portions omitted pursuant to a request for confidentiality filed with the Commission.



ITEM 2.  DESCRIPTION OF EXHIBITS.

      See Item 1 above.

                                   SIGNATURES


          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No.1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DCH TECHNOLOGY, INC.
                                        A Colorado corporation

Date: October 7, 1999                   By: /s/ DAVID A. WALKER
                                            ___________________
                                            David A. Walker
                                            President

                                   PART F/S
                         INDEX TO FINANCIAL STATEMENTS


                                                                              Pages
                                                                         ---------------

Independent Auditors' Report                                                   F-2

Consolidated Balance Sheet                                                     F-3

Consolidated Statements of Operations                                          F-4

Consolidated Statements of Stockholders' Equity (Deficit)                      F-5

Consolidated Statements of Cash Flows                                          F-6

Notes to Consolidated Financial Statements                                     F-7

                          Independent Auditors' Report
                          ----------------------------


The Stockholders and Board of Directors of
DCH Technology, Inc.



We have audited the accompanying consolidated balance sheet of DCH Technology, Inc. and Subsidiary as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DCH Technology, Inc. and Subsidiary at December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred significant losses since inception, and has an accumulated deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management plans regarding those matters are described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ LUCAS, HORSFALL, MURPHY & PINDROH, LLP
------------------------------------------


Pasadena, California
February 22, 1999, except for Note 13 to the financial statements which is as of April 30, 1999.

                      DCH Technology, Inc. and Subsidiary
                          CONSOLIDATED BALANCE SHEET

         INFORMATION AS TO THE PERIOD ENDED JUNE 30, 1999 IS UNAUDITED


                                ASSETS

                                                 DECEMBER 31,       JUNE 30,
                                                     1998             1999
                                                 ------------    -------------
CURRENT ASSETS                                                     (UNAUDITED)

   Cash                                           $    1,802      $    38,531
   Accounts receivable                                58,829          165,582
   Inventory                                         143,714           39,848
   Prepaid expenses                                        -           71,179
   Advance to customer                               100,000          100,000
                                                 ------------    -------------
      TOTAL CURRENT ASSETS                           304,345          415,140

 PROPERTY AND EQUIPMENT - NET                        108,659          111,484

 OTHER ASSETS
   Licensed patents, net of
    amortization                                      29,025           48,865
   Investment in partnerships                         99,000           99,000
                                                 ------------    -------------
      TOTAL OTHER ASSETS                             128,025          147,865
                                                 ------------    -------------
                                                  $  541,029      $   674,489
                                                 ============    =============

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


 CURRENT LIABILITIES
   Bank overdraft                                 $    3,212      $         -
   Accounts payable                                  174,418          177,694
   Accrued expenses                                   40,799          365,281
   Deferred revenue                                   28,800           37,050
                                                 ------------    -------------

      TOTAL CURRENT LIABILITIES                      247,229          580,025

 LONG TERM LIABILITIES
   Advances from stockholders                        180,359          128,725

                                                 ------------    -------------
      TOTAL LIABILITIES                              427,588          708,750

 COMMITMENTS AND CONTINGENCIES
    (Notes 11 and 12)

 STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock, $0.10 par value
     5,000,000 shares authorized,
     - 0 - shares issued and
      outstanding                                          -                -
   Common stock, $0.01 par value,
     50,000,000 shares authorized,
     12,273,059 and 13,977,503
     issued and outstanding,
      respectively                                   122,730          139,774
     Additional paid-in-capital                    5,021,642        6,160,253
     Common stock subscribed, 160,000
       shares outstanding at December 31, 1998       100,000                0
                                                 ------------    -------------
                                                   5,244,372        6,300,027

     Less: common stock
     subscriptions receivable                       (100,000)               0
                                                 ------------    -------------
                                                   5,144,372        6,300,027

     Accumulated deficit                          (5,030,931)      (6,334,288)
                                                 ------------    -------------
      TOTAL STOCKHOLDERS' EQUITY (DEFICIT)           113,441          (34,261)
                                                 ------------    -------------
                                                  $  541,029      $   674,489
                                                 ============    =============



          See Accompanying Notes to Consolidated Financial Statements

                      DCH Technology, Inc. and Subsidiary
                     CONSOLIDATED STATEMENTS OF OPERATIONS


   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

                                        FOR THE YEAR          FOR THE YEAR            FOR THE SIX              FOR THE SIX
                                            ENDED                 ENDED               MONTHS ENDED             MONTHS ENDED
                                        DECEMBER 31,          DECEMBER 31,               JUNE 30,                 JUNE 30,
                                            1997                  1998                    1998                     1999
                                      ---------------       ---------------         ----------------         ---------------
                                                                                       (UNAUDITED)               (UNAUDITED)
 Sales                                $        89,751       $      207,580          $       24,000           $       216,773

 Cost of products sold                              -               66,480                   5,720                   142,878
                                      ---------------       --------------          --------------           ---------------
 Gross profit                                  89,751              141,100                  18,280                    73,895

 Operating expenses:
  Selling, general and administrative
  expenses                                    208,026            2,880,897               1,281,448                 1,033,784
  Depreciation and amortization                 8,304               31,857                   7,518                    24,014
  Research & development                       59,484            1,810,185                 610,294                   319,498
                                      ---------------       --------------          --------------           ---------------
                                              275,814            4,722,939               1,899,260                 1,377,296
                                      ---------------       --------------          --------------           ---------------
 Loss from operations                        (186,063)          (4,581,839)             (1,880,980)               (1,303,401)

 Interest income                                  106                4,183                   1,908                        44
                                      ---------------       --------------          --------------           ---------------
 Net loss                             $      (185,957)      $   (4,577,656)         $   (1,879,072)         $     (1,303,357)
                                      ===============       ==============          ==============           ===============
 Weighted average common shares
  outstanding                               4,211,936            9,579,059               8,561,276                13,166,244
                                      ===============       ==============          ==============           ===============
 Net loss per common share
  Basic                               $         (0.04)      $        (0.48)         $        (0.22)          $         (0.10)
                                      ===============       ==============          ==============           ===============

          See Accompanying Notes to Consolidated Financial Statements

                      DCH Technology, Inc. and Subsidiary
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 IS UNAUDITED


                                                          Common Stock
                                            -------------------------------------------     Additional
                                              No. of                                         Paid-in-       Subscription
                                              Shares       Amount         Subscribed         Capital         Receivable
                                            ----------    --------     ---------------     -----------     ---------------
 Balances at December 31, 1996                  22,000    $ 32,077     $         -         $        -      $        -

 Effect of acquisition                       6,602,411      34,167               -                  -               -

 Issuance of common
     stock for services                        492,320       4,923               -             239,936              -

 Issuance of common
     stock for cash                            163,000       1,630               -              79,870              -

 Net loss                                          -            -                                    -
                                            ----------    --------     ---------------     -----------     ---------------
 Balances at December 31, 1997               7,279,731      72,797               -             319,806              -

 Issuance of common stock
     and warrants for services               2,874,882      28,749                           2,118,938              -

 Issuance of common stock
     options for services                          -            -                -           1,194,353              -

 Issuance of common stock
     and warrants for cash                  1,978,446      19,784               -           1,270,945              -

 Issuance of common stock
     to acquire interest in
     Infrasoll LLC and
     Renewable Energies, LLC                   60,000         600               -              98,400              -

 Issuance of common stock
     pursuant to exercise of
     stock options                             80,000         800               -              19,200              -


 Common stock subscription                         -            -           100,000                 -         (100,000)

 Net loss                                          -            -                -                  -               -
                                            ----------    --------     ---------------     -----------     ---------------
 Balances at December 31, 1998              12,273,059     122,730          100,000          5,021,642        (100,000)

Unaudited:

 Issuance of common stock
     for services                              202,000       2,020               -             134,529              -

   Issuance of common stock
     and warrants for cash                   1,457,444      14,574               -             985,782              -

   Issuance of common stock
     pursuant to exercise of
     warrants                                   45,000         450                              18,300

   Common stock subscriptions                      -            -          (100,000)                -          100,000

   Net loss (unaudited)                            -            -                -                  -               -
                                            ----------    --------     ---------------     -----------     ---------------
 Balances at  June 30, 1999 (unaudited)  $  13,977,503    $139,774     $         -         $ 6,160,253     $        -
                                            ==========    ========     ===============     ===========     ===============

                                                                              Total
                                               Accumulated                Stockholders'
                                                Deficit                 Equity (Deficit)
                                            -----------------        -----------------------
 Balances at December 31, 1996              $       (267,318)        $         (235,241)

 Effect of acquisition                                     -                     34,167

 Issuance of common
     stock for services                                    -                    244,859

 Issuance of common
     stock for cash                                        -                     81,500

 Net loss                                           (185,957)                  (185,957)
                                            -----------------        -----------------------
 Balances at December 31, 1997                      (453,275)                   (60,672)

 Issuance of common stock
     and warrants for services                             -                  2,147,687

 Issuance of common stock
     options for services                                  -                  1,194,353

 Issuance of common stock
     and warrants for cash                                 -                  1,290,729

 Issuance of common stock
     to acquire interest in
     Infrasoll LLC and
     Renewable Energies, LLC                               -                     99,000

 Issuance of common stock
     pursuant to exercise of
     stock options                                         -                     20,000


 Common stock subscription                                 -                          -

 Net loss                                         (4,577,656)                (4,577,656)
                                            -----------------        -----------------------
 Balances at December 31, 1998                    (5,030,931)                   113,441

Unaudited:

   Issuance of common stock
     for services                                          -                    136,549

   Issuance of common stock
     and warrants for cash                                 -                  1,000,356

   Issuance of common stock
     pursuant to exercise of
     warrants                                              -                     18,750

   Common stock subscriptions                              -                          -

   Net loss                                       (1,303,357)                (1,303,357)
                                            -----------------        -----------------------
 Balances at June 30, 1999(unaudited)      $     (6,334,288)        $          (34,261)
                                            =================        =======================


          See accompanying Notes to Consolidated Financial Statements

                      DCH Technology, Inc. and Subsidiary
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

                                                       FOR THE YEAR       FOR THE YEAR          FOR THE SIX         FOR THE SIX
                                                          ENDED               ENDED             MONTHS ENDED        MONTHS ENDED
                                                       DECEMBER 31,       DECEMBER 31,             JUNE 30,            JUNE 30,
                                                           1997               1998                  1998                1999
                                                     ----------------   ----------------      -----------------    ---------------
                                                                                                 (UNAUDITED)        (UNAUDITED)
 CASH FLOWS FROM (TO) OPERATING ACTIVITIES
  Net loss                                           $      (185,957)   $    (4,577,656)      $     (1,879,072)     $  (1,303,357)
  Adjustments to reconcile net loss to net
   cash provided (used) by operating
   activities:
     Depreciation and amortization                             8,304             31,857                  7,518             24,014
     Issuance of stock, warrants and options
      for services                                           244,859          3,342,040                487,744            136,549


 Change in:
   Accounts receivable                                       (11,730)           (47,099)                 2,730           (106,753)
   Inventory                                                       -           (143,714)                (4,561)           103,866
   Prepaid expenses                                           (1,500)             1,500                  1,500            (79,178)
   Bank overdraft                                                  -              3,212                      -             (3,212)
   Accounts payable                                           36,309            121,890                (13,478)             3,276
   Accrued expenses                                                -             40,799                975,820            324,480
   Deferred revenue                                           30,000             (1,200)               100,152              8,250
                                                     ----------------   ----------------      -----------------    ---------------
   NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES          120,285         (1,228,371)              (321,647)          (884,065)

 CASH FLOWS FROM (TO) INVESTING ACTIVITIES
 Advances to stockholders                                   (278,967)                 -                 (9,590)           (51,634)
 Advance to customer                                          -                (100,000)                     -                  -
 Purchase of licenses                                         -                 (30,000)               (16,000)           (25,000)
 Purchase of equipment                                       (12,638)          (118,988)               (81,297)           (21,678)
                                                     ----------------    ---------------      -----------------    ---------------
   NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES         (291,605)          (248,988)              (106,887)           (98,312)

 CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from issuance of common stock and
       warrants                                               81,500          1,310,729                763,159            900,356
      Advances from stockholders                              56,793            167,292                  8,652                  0
      Proceeds from exercise of warrants                           -                  -                      -             18,750
      Proceeds from common stock subscriptions
       receivable                                                  -                  -                      -            100,000
                                                     ----------------   ----------------      -----------------    ---------------
   NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES          138,293          1,478,021                771,811          1,019,106
                                                     ----------------   ----------------      -----------------    ---------------
 NET INCREASE (DECREASE) IN CASH                             (33,027)               662                343,277             36,729

 CASH, BEGINNING OF PERIOD                                    34,167              1,140                  1,140              1,802
                                                     ----------------   ----------------      -----------------    ---------------
 CASH, END OF PERIOD                                 $         1,140    $         1,802       $        344,417     $       38,531
                                                     ================   ================      =================    ===============
 Supplemental disclosure of cash flow
   information is as follows:

   Cash paid for

     Interest                                                      -                  -                      -                  -
     Income taxes                                    $           800    $         1,600       $          1,600     $        1,600

 Non-cash transactions
       During the year ended December 31, 1998, $99,000 of common stock was issued in connection with the Company's acquisition of interests in Infrasoll, LLC and Renewable Energies, LLC.



          See Accompanying Notes to Consolidated Financial Statements

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

1.   NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     Organization and business
     -------------------------

     DCH Technology, Inc. (the Company), formerly Connection Sports International, Inc., a Colorado corporation, was incorporated on February 23, 1996. The Company seeks out patented technologies, secures those patented technologies through licensing agreements with the patent holders and converts the technologies into viable products which DCH then produces and sells. DCH focuses on technologies related to the use of hydrogen, primarily hydrogen gas sensors and fuel cells.

     Business Recapitalization and Restatement
     -----------------------------------------

     On May 28, 1997, all of the outstanding capital stock of DCH Technology, Inc. was acquired by Connection Sports International, Inc. (CSI). In connection with this transaction, all of the shares of DCH Technology, Inc., were exchanged for 6,000,000 shares of CSI with CSI as the surviving corporation, which changed its name to DCH Technology, Inc. This stock exchange transaction is treated as an acquisition by the Company of the net tangible book value of the assets of CSI, at the date of the acquisition. Operating results of CSI for all periods prior to the date of its acquisition were not included in the operating results of the Company since such reverse merger is not treated as a pooling of interest for accounting purposes. DCH Technology, Inc. was engaged in the business of specializing in licensing and converting new ideas and technology into state-of-the art products.

     Principles of Consolidation
     ---------------------------

     The consolidated financial statements include the accounts of DCH Technology, Inc. and its wholly owned subsidiary. Significant intercompany accounts have been eliminated.

     Revenue Recognition
     -------------------

     Revenue from product sales is recognized at the time the product is shipped to its customer. Provision is made at the time the related revenue is recognized for estimated product returns. The Company provides for the estimated cost of post-sale support and product warranties upon shipment. When other significant obligations remain after products are delivered, revenue is recognized only after such obligations are fulfilled. Service revenue is recognized ratably over the contractual period or as services are performed.

     Product Warranty
     ----------------

     The Company has calculated a reserve for the estimated cost of fulfilling its warranty obligation for products sold. The amount of such warranty obligation has been calculated based upon the expected returns for the various products lines and average estimated repair cost. Management does not deem the reserve to be significant to the accompanying financial statements, and therefore, a reserve has not been recorded at December 31, 1998 and June 30, 1999.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

     Allowance for Doubtful Accounts
     -------------------------------

     No allowance for doubtful accounts has been provided, as it is the management's belief that receivables are fully collectible at December 31, 1998 and June 30, 1999.

     Recently Issued Accounting Pronouncements
     -----------------------------------------

     In 1997, the Financial Accounting Standards Board (FASB) issued Statements No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's adoption of these statements had no material impact on the accompanying financial statements.

     Year 2000 Issues
     ----------------

     Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to the Company's operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, the Company cannot reasonable predict with certainty the nature of likelihood of such impacts.

     The Company is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under control. The Company is addressing the Year 2000 issue in four overlapping phases: (i) identification and assessment of all critical software systems and equipment requiring modification or replacement prior to 2000; (ii) assessment of critical business relationships requiring modification prior 2000; (iii) corrective action and testing of critical systems; (iv) development of contingency and business continuation plans to mitigate any disruption to the Company's operations arising from the Year 2000 issue.

     The Company is in the process of implementing a plan to obtain information from its external service providers, significant suppliers and customer, and financial institutions to confirm their plans and readiness to become Year 2000 compliant, in order to better understand and evaluate how their Year 2000 issues may affect the Company's operations. The Company currently is not in a position to assess this aspect of the Year 2000 issues; however, the Company plans to take the necessary steps to provide itself with reasonable assurance that its service providers, customers and financial institutions are Year 2000 compliant.

     The Company is developing contingency plans to identify and mitigate potential problems and disruptions to the Company's operations arising from the Year 2000 issue. The total cost to achieve Year 2000 compliance is not expected to be material. Amounts spent to date have not been material.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

     While the Company believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on the Company's operations.

     Inventories
     -----------

     Inventories are stated at the lower of cost or market using the first-in, first-out method (FIFO). Inventories consist of parts and assemblies that are included in the final product.

     Research and Development
     ------------------------

     Research and development expenditures are charged to operations as incurred.

     Property and Equipment
     ----------------------

     Property and equipment is stated at cost. The assets are being depreciated using the straight-line method over their estimated useful life of five to seven years.

     It is the policy of the Company to capitalize significant improvements and to expense repairs and maintenance.

     Deferred Revenue
     ----------------

     On January 15, 1997, the Company entered into an agreement with a California company for sale of a certain number of various hydrogen sensors. The sales agreement includes a provision of an initial payment of $30,000 when the first order is placed. As of December 31, 1998 and June 30, 1999, the remainder of the initial payment was $28,800 and has been reflected as deferred revenue on the consolidated balance sheet at December 31, 1998. On June 24, 1999 the Company received a pre-payment on a purchase order of $8,250. The total, $37,050, is reflected as deferred revenue on the consolidated balance sheet at June 30, 1999.

     Stock Based Compensation
     ------------------------

     The Company accounts for stock-based compensation as prescribed by Statement of Financial Accounting Standard (SFAS) Number 123, and has adopted its disclosure provisions. SFAS 123 requires pro forma disclosures of net income and earnings per share as if the fair value based method of accounting for stock based compensation had been applied.


     Loss Per Share
     --------------

     Loss per share of common stock is computed using the weighted average number of common shares outstanding during the period shown. Common stock equivalents are not included in the determination of the weighted average number of shares outstanding, as they would be antidilutive.

                             DCH Technology, Inc.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

     Statement of Cash Flows
     -----------------------

     For the purpose of the statement of cash flows, cash includes amounts "on-hand" and amounts deposited with financial institutions.


     Private Placement
     -----------------

     Private placements raised $1,290,729 in cash in 1998; and $1,000,356 in the period from January 1, 1999 through June 30, 1999.

     Impairment of Long Lived Assets
     --------------------------------

     The Company evaluates its long lived assets by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No adjustment to the carrying value of the assets have been made.

     Use of Estimates in Preparation of Consolidated Financial Statements
     --------------------------------------------------------------------

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue, expenses and disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

     Reclassification of Financial Statement Presentation
     ----------------------------------------------------

     Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 financial statement presentation.

     Unaudited Interim Financial Statements
     --------------------------------------

     In the opinion of management, the unaudited interim financial statements for the six months periods ending June 30, 1999 and 1998 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of such periods.

     2.  RELATED PARTY TRANSACTIONS

     Various advances from stockholders and advances from the Company to stockholders, occurred during the year ended December 31, 1998. As of December 31, 1998, the Company has a payable to stockholders in the amount of $180,359 and as of June 30, 1999, has a payable to stockholders in the amount of $128,725. Interest is accruing at a rate equal to the prime rate as published in the Wall Street Journal on the last day of the month. The rate at December 31, 1998 and June 30, 1999 was 7.75%. The advances are payable on demand after January 1, 2001.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

3.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                    December 31,                  June 30,
                                                        1998                        1999
                                                -----------------            -------------------
                                                                                     (UNAUDITED)
          Automobiles                           $          37,949            $           37,949
          Equipment                                        76,968                        95,530
          Furniture and fixtures                           11,449                        12,686
          Leasehold improvements                           18,460                        20,340
          Tools                                             2,900                         2,900
                                                ------------------           -------------------

          Total                                           147,726                       169,405

          Less accumulated depreciation                   (39,067)                      (57,921)
                                                ------------------           -------------------

          Net                                   $         108,659            $          111,484
                                                ==================           ===================

     Depreciation expense was $26,082 and $6,904 for the years ended December 31, 1998 and 1997, respectively and $18,845 and $5,574, for the periods ended June 30, 1999 and 1998, respectively.

4.   INVESTMENT IN PARTNERSHIPS

     During the year ended December 31, 1998, the Company invested in two partnerships. The investments are accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion Number 18, Equity Method of Accounting for Investments in Common Stock. As the Corporation's ownership interest in all of the limited partnerships in the investment portfolio is more than 20% and less than or equal to 50%, the investment in the limited partnerships is accounted for using the equity method. Under this method, the investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee and reports the recognized earnings and losses in income.

     Dividends received from an investee reduce the carrying amount of the investment. The cost of the investments in limited partnerships at December 31, 1998 and June 30, 1999, is as follows:

          Infrasoll LLC                          $           66,000
          Renewable Energies Group LLC                       33,000
                                                    ---------------
                                                 $           99,000
                                                    ===============

     No activity has occured in these partnerships since the initial investment.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

5.   ADVANCE TO CUSTOMER

     In 1998, the Company made an advance to a customer in the amount of $100,000. The advance is due on or before September 30, 1999. If the customer becomes a public company through an Initial Public Offering (IPO) prior to repayment of the advance, the customer will provide shares to the Company as repayment of this advance at an equivalent of $10.00 per share or 33% discount to the IPO price, whichever is less.

6.   WARRANTS

     The Company has issued to consultants and others warrants to purchase the Company's common stock.

     The warrants issued in the year ended December 31, 1998 were issued for consulting services related to nuclear engineering.

     Following is a summary of warrant activity for the year ended December 31, 1998 and the period ended June 30, 1999:

                                                                                       Weighted
                                                                      Exercise         Average
                                                                     Price per         Exercise
                                                   Warrants            Share            Price
                                                ---------------    --------------    ------------
          Balance at December 31, 1997                        -                 -               -

          Granted                                       380,634      $0.75 - 2.00           $1.47

          Exercised                                           -                 -               -

          Forfeited                                           -                 -               -
                                                ---------------    --------------    ------------

          Balance at December 31, 1998                  380,634      $0.75 - 2.00           $1.47

          Unaudited:

            Granted                                     673,337       0.50 - 0.75            0.53

            Exercised                                   (45,000)      0.25 - 0.50            0.42

            Forfeited                                         -                 -               -
                                                ---------------    --------------    ------------

          Balance at June 30, 1999                    1,008,971      $0.25 - 2.00            0.93
                                                ===============    ==============    ============

Under APB 25 the Company has recognized compensation expense of $1,844 for the year ended December 31, 1998.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

7.   INCOME TAXES

     Income taxes are provided pursuant to SFAS No. 109 Accounting for Income Taxes. The statement requires the use of an asset and liability approach for financial reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Accordingly, as the realization and use of the net operating loss carryforward is not probable at December 31, 1998 and June 30, 1999, the tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount.

     The composition of deferred tax assets is as follows:

                                                    December 31,        June 30,
                                                        1998              1999
                                                 ----------------    ----------------
                                                                         (UNAUDITED)
          Total deferred tax assets              $    1,226,000           1,564,000
          Total valuation allowance                  (1,226,000)         (1,564,000)
                                                 ----------------    ----------------
          Total deferred tax assets              $      -            $      -
                                                 ================    ================

     The tax effects of temporary differences and carryforwards that give rise to deferred assets are as follows:

                                                    December 31,        June 30,
                                                        1998              1999
                                                 ----------------    ----------------
                                                                      (UNAUDITED)
          Deferred tax assets:
            Net operating loss carryforwards     $    1,226,000      $    1,564,000
                                                 ----------------    ----------------
            Gross deferred tax assets                 1,226,000           1,564,000
            Valuation allowance                      (1,226,000)         (1,564,000)
                                                 ----------------    ----------------
              Net deferred tax assets            $            -                   -
                                                 ================    ================

     No provision for income taxes has been recorded for the periods ended December 31, 1998 and 1997 and for the periods ended June 30, 1999 and 1998 as the Company has incurred losses during these periods.

     The Company has approximately $5,300,000 of federal and state loss carryforwards available to reduce future federal and state tax liability through the year 2018 and 2003, respectively.

8.   STOCK OPTIONS

     During the year ended December 31, 1998, the Board of Directors awarded 3,625,000 stock options, to certain officers and Board members, to purchase shares of the Company's restricted common stock at an exercise price of $0.25 per share. The options vest immediately and expire on December 31, 2008.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

8.   STOCK OPTIONS (Continued)

     The following table summarizes information about stock option transactions for the year ended December 31, 1998 and period ended June 30, 1999:

                                                                                   Weighted
                                                                                   Average
                                                                                   Exercise
                                                                   Shares           Price
                                                               -------------     -----------
          Outstanding at beginning
            of year                                                   - 0 -
          Awards:
            Granted in the year ended December 31, 1998          3,625,000         $     0.25
            Exercised in the year ended December 31, 1998          (80,000)              0.25
                                                               -------------
          Outstanding at December 31, 1998 and
              June 30, 1999                                     3,545,000         $     0.25
                                                               =============
          Exercisable at December 31, 1998 and
              June 30, 1999                                     3,545,000         $     0.25
                                                               =============

The following table summarizes information about stock options outstanding at December 31, 1998 and at June 30, 1999:

                                                 Weighted
                                                  Average
                                                 Remaining      Weighted                         Weighted
                                Number of         Years of       Average         Number of        Average
                                 options       Contractual      Exercise          Options        Exercise
           Exercise prices     outstanding         Life           Price         Exercisable        Price
          -----------------   -------------   --------------   -------------   -------------   -------------
               $   0.25          3,545,000          10          $      0.25      3,545,000      $      0.25

     During the fiscal 1997 year, the Company adopted SFAS 123 and under the provisions of the new standard has elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees or to acquire goods or services from non-employees in accordance with APB 25. Under APB 25 the Company has recognized compensation expense of $1,194,353 for the year ended December 31, 1998, for its stock-based awards to employees.

     The following table reflects pro forma net loss and earnings per share had the Company elected to adopt the fair value approach of SFAS 123 for the year ended December 31, 1998:

               Net loss:
                 As reported           $    (4,577,656)
                 Pro forma             $    (5,069,203)

               Loss per share:
                 As reported           $         (0.48)
                 Pro forma             $         (0.53)

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

8.   STOCK OPTIONS (Continued)

     The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model.

9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has used market information for similar instruments and applied judgment to estimate fair values of financial instruments. At December 31, 1998, and June 30, 1999, the fair values of cash, accounts receivable, advance to customers and accounts payable approximated carrying values based the short maturity of these items. The fair value of advances from stockholders approximated carrying value as the interest rate charged is the current market rate.

10.  CONCENTRATION OF CREDIT RISK

     The Company had accounts receivable that comprised more than 50% of the total accounts receivable from the following entities:

                                              December 31,        June 30,
        Entity                                    1998              1999
        ------                              ---------------      -----------
                                                                 (Unaudited)
          Customer A                         $            -      $   131,467

          Individual accounts receivable
          Comprising less than 50% of
          total Accounts receivable                  58,829           34,115
                                            ---------------      -----------
                                             $       58,829      $   165,582
                                            ===============      ===========

11.  COMMITMENTS AND CONTINGENCIES

     Leases
     --------

     The Company leases its main facilities under a noncancellable operating lease agreement expiring May 31, 2001, with an option to extend the lease for two additional 36-month periods. The lease agreement includes provisions for cost of living adjustments (COLA) and market rental value adjustments to the base rent for the option periods.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

11.  COMMITMENTS AND CONTINGENCIES (Continued)

     Minimum future lease payments are as follows:

             Fiscal year
                Ending
           ----------------
                 1999                   $        24,600
                 2000                            24,600
                 2001                            10,250
                                        ---------------
                                        $        59,450
                                        ===============

     Rent expense for the year ended December 31, 1998 was $30,245 and for the period ended June 30, 1999 was $24,960.

     License Agreements
     ------------------

     On April 24, 1996, the Company negotiated and executed a license agreement with Sandia Corporation (manager and operator of a federally-owned facility known as Sandia National Laboratories for the United States Department of Energy (DOE)), the owner of the rights to U.S. Patent 5,279,795 (a sensitive detector for hydrogen). Under the terms of the agreement, in exchange for a license fee, the Company was granted a limited nonexclusive right to make, have made or sell products under one or more claims of Sandia patent rights. The license fee is being amortized on a straight-line basis over the remaining life of the license agreement. In addition to the annual payments for the license, the Company has agreed to pay royalties, which is the larger of a minimum amount or a percentage of sales and to meet certain production and sales milestones during the term of the contract. The license expires on January 1, 2015.

     The Company entered into an agreement with Lockheed Martin Energy Research Corporation (manager of Oak Ridge National Laboratory for the U.S. Department of Energy) for a license fee the Company was granted the license for U.S. Patent 5,451,920 (Thick Film Hydrogen Sensor") and U.S. Patent Application S/N 08/445,325 ("Improved Thick Film Hydrogen Sensor"), on September 30, 1996. Under the terms of the agreement, the Company will be the sole licensee to manufacture, use, sell or offer for sale the products for a period of five years. The license fee is being amortized on a straight-line basis over the 5 year life of the contract. The contract also includes a provision for royalty payments which is the larger of a minimum amount or a percentage of net sales.

     Additionally, the Company entered into an agreement with Simon Fraser University on May 15, 1998, owner of the provisional patent rights to an invention called "Universal Gas Sensor", to be the exclusive licensee to make, have made, execute, copy, market, lease and sell licensed products during the term of the agreement. Under the terms of the agreement, in exchange for a license fee, the Company was granted the license for the patent to the "Universal Gas Sensor". The license fee is amortized on a straight-line basis over a 5 year life. The contract also includes a provision for royalty payments which is the larger of a minimum amount or a percentage of net sales.

     The total amortization expense related to the license agreements was $5,775 and $1,400 for the years ended December 31, 1998 and 1997, respectively and $5,169 and $1,944 for the periods ended June 30, 1999 and 1998, respectively.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED

11.  COMMITMENTS AND CONTINGENCIES (Continued)

     Royalties
     ---------

     The Company has entered into certain license agreements which requires minimum royalty payments as follows:

             Fiscal year
                Ending
          ----------------
                 1999                   $        41,000
                 2000                            64,000
                 2001                            62,000
                 2002                            52,000
                 2003                            52,000
              Thereafter                        626,000
                                        ---------------
                                        $       897,000
                                        ===============

     The future minimum royalty payments may be reduced as licenses are cancelled as the technology becomes obsolete.

     Royalty expense for the year ended December 31, 1998, and 1997 was $18,773 and $11,000, respectively, and for the period ended June 30, 1999, and 1998, was $20,500 and $9,000, respectively.

     Employment Agreements
     ---------------------

     The Company currently has employment agreements with each of David P. Haberman and David A. Walker, its Vice President, Technology and Planning, and President, respectively. Each employment agreement commenced on January 1, 1995 and terminates on December 31, 2000, and provides for an annual salary currently set at $100,000. Neither of the employment agreements provides for additional payments upon a change in control.

12.  GOING CONCERN

     The Company has not had significant revenues and has experienced operating losses since inception primarily caused by its continued development and marketing costs. As shown in the accompanying financial statements, the Company incurred a net loss of $4,577,656 and $185,957 for the years ended December 31, 1998 and 1997, respectively and as of December 31, 1998 has an accumulated deficit of $5,030,931. Those factors create an uncertainty and raise substantial doubt about the Company's ability to continue as a going concern. Management of the Company intends to pursue various means of obtaining additional capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Continuation of the Company as a going concern is dependent on the Company continuing to raise capital, developing significant revenues and ultimately attaining profitable operations.

     Management anticipates the total expenses for the twelve-month period ending December 31, 1999 to be approximately $2,300,000: $1,550,000 for operational needs and $750,000 for research and development. Management expects approximately $550,000 of total requirement to be fulfilled from sales revenue and approximately $1,750,000 from additional capital infusion from investors.

                             DCH Technology, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION AS TO THE PERIODS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED


13.  SUBSEQUENT EVENTS

     In April 1999, the Company entered into two facility lease agreements for facilities in California and Wisconsin. The California lease is a three-year lease commencing on June 1, 1999 with monthly payments of $1,913. The lease includes annual increases in base rent as provided for in the lease agreement. The Wisconsin lease is also a three-year lease commencing on April 22, 1999, with beginning monthly payments of $1,400, with annual increases of 3% of previous year's rent. The leases include provisions for two, three-year options to extend the lease.